Exhibit 99.1

ASX Announcement 30 May 2023

Advanced Health Intelligence executes Formal Agreement with Kalibra Pte Ltd

Advanced Health Intelligence Ltd (ASX/NASDAQ:AHI) (‘Advanced Health Intelligence’ or ‘AHI’) is pleased to update shareholders of the signing of the Master Services Agreement (‘MSA’) with Singapore based Kalibra Pte Ltd (‘Kalibra’).

Kalibra is a cutting-edge personalized health and longevity platform that leverages data-driven insights and real-time actions to enhance users’ healthspan. The company focuses on helping users achieve a harmonious balance among the physical, mental, and social aspects of their health, directing their efforts and attention where it is most needed.

At the core of Kalibra’s approach is the application of rigorous scientific methods to an individual’s health, utilizing precise diagnostics, measurements, advanced data analysis techniques, machine learning, and inferential statistics to quantify and analyse a user’s overall health. By translating modern scientific knowledge into practical actions, Kalibra empowers users to make informed decisions that contribute to extending their lifespan and improving their overall well-being.

AHI’s technology along with Kalibra’s AI algorithms effectively consolidate various user data, including wearables, biomarkers, digital markers, and social and emotional factors. This comprehensive approach enables the platform to present users with a real-time assessment of their health status and identify the most impactful actions they can take at any given moment.

In response to the demands of the connected consumer, Kalibra seamlessly integrates nutrition, exercise, sleep, mindfulness, relationships, and personal growth into a holistic journey towards improved healthspan.

Currently, Kalibra is integrating the AHI MultiScan Software Development Kits (SDKs) into its platform. This integration will provide users with access to AHI’s FaceScan and BodyScan, enabling them to track vital signs, dimensions, and body composition. These valuable metrics contribute to real-time actionable outcomes related to users’ physical, mental, and social health status on a daily basis.

Kalibra has set a target to complete the integration of the AHI SDKs by 30 June 2023, followed by rigorous internal QA testing. Kalibra will supply the candidate release to AHI on 3 July 2023, allowing a two-week QA review period to then promptly address any necessary resolutions. Subsequently, AHI will provide the release of production keys along with QA approval and sign-off.

Once these milestones are achieved, Kalibra will proceed to submit the app for approval by the iOS and Android app stores. Upon receiving approval, Kalibra will initiate a comprehensive four-week user testing period from 28 July to 25 August 2023. During this period, 20 selected super users will be able to access one FaceScan and one BodyScan per day throughout the testing period.

Kalibra will collect and utilise this feedback from the user testing phase in preparation for the highly anticipated product launch to the market, which is planned for 31 August 2023. At this significant moment, Kalibra will introduce the newly expanded suite to its global health practitioner network, showcasing the cutting-edge AHI digital assessment products. However, Kalibra has decided not to disclose detailed information regarding the projected client adoption at this stage.

Advanced Health Intelligence Ltd.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

ASX Announcement 30 May 2023

Kalibra and AHI have executed a standard AHI MSA (Master Service Agreement). This agreement outlines the legal and contractual terms that grant Kalibra the right to utilize AHI’s licensed SDKs and associated intellectual property once integrated into the Kalibra application/platform.

The MSA incorporates information and guidelines, including Commercial undertakings, Software Development Kit, End User License, Technology Support, and the Data Processing Agreement. There will be no commercial impact on AHI, until Kalibra releases its product with the AHI SDKs to the market. AHI will provide a further update to the market at that time.

Vlado Bosanac, Founder and Head of Strategy at AHI, said:

“Kalibra’s holistic approach, consolidating wearables, biomarkers, digital markers, and social/emotional factors, aligns with AHI’s goal of delivering comprehensive health assessment data. The combination of AHI’s technology and Kalibra’s AI algorithms offer users real-time health assessments at their fingertips. The partnership allows AHI to contribute to Kalibra’s mission of enhancing users’ healthspan by providing valuable health assessment data while advancing AHI’s vision of delivering superior health information globally.”

Ivan Vatchkov - CEO of Kalibra, said:

“We are excited to partner with AHI on our mission to deliver preventive health and longevity services to everyone, in the comfort of their home. As the healthcare systems of the world transition towards preventive healthcare and tackle chronic disease, having a real-time dashboard of our health is valuable not only us personally, but also those that take care of us in the health system and our employers. Medicine 3.0 is finally arriving, focusing on real-time diagnostics, augmented intelligence and digital tools to scale the expertise of our overworked health professionals.

AHI’s technology, combined with Kalibra’s adaptive algorithms, data models and action-driven approach, will finally enable the continuous, personalised care model required to handle the rising costs of care, longer lifespans and explosion in chronic disease. Allowing practitioners to tailor their service to each individual and leverage digital diagnostics and predictive analytics is a game changer, allowing them to spend less time collecting data, and more time helping people.

Wouldn’t having a personalised, adaptive real-time action plan for optimal health and longevity be great? We look forward to making it a reality.”

For more information on Kalibra, please visit https://kalibra.ai/.

For more information, contact:

Scott Montogomery Chief Executive Officer Advanced Health Intelligence Ltd E: admin@ahi.tech	Vlado Bosanac Founder/Head of Strategy Advanced Health Intelligence Ltd E: admin@ahi.tech

*	This announcement has been approved by the board of Advanced Health Intelligence Ltd.

About Advanced Health Intelligence Ltd

Advanced Health Intelligence (AHI) delivers scalable health assessment, risk stratification and digital triage to healthcare providers, insurers, employers and government agencies.

Since 2014, AHI has been delivering Health-tech innovation using smartphones, starting with the world’s first on-device body dimensioning capability. AHI has developed a patented technology, securing and bringing forth the next frontier in digitising healthcare with a suite of componentised solutions.

AHI has assembled a world-class team of machine learning, AI, and computer vision experts along with medically trained data scientists to develop a comprehensive mobile-phone-based risk assessment tool culminating in:

●	Body dimension and composition assessment to identify the comorbidities of obesity, such as diabetes risk estimates.

●	Blood biomarker prediction, including HbA1C, HDL, LDL, and 10-year mortality risk.

Advanced Health Intelligence Ltd.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

ASX Announcement 30 May 2023

●	Transdermal Optical Imaging to return vital signs and cardiovascular disease risk estimates.

●	On-device dermatological skin identification with over 588 skin conditions across 133 categories (Inc. Melanoma).

●	Assisting partners in delivering personalised therapeutic and non-therapeutic health coaching to improve daily habits and build health literacy.

With a focus on impact at scale, AHI is proud to showcase this milestone in digital healthcare transformation, delivering a biometrically driven triage solution accessible on and via a smartphone. With these advanced technologies, AHI helps its partners identify risks across their consumers and triage them into right-care pathways for proactive health management at a population scale.

This delivery of proprietary capabilities ushers forth an era of cost-effective health accessibility for billions of smartphone users worldwide. In doing so, AHI endeavours to put the power of possibilities in the hands of global communities, empowering people to take control of their journey to better health outcomes.

For more information, please visit: www.ahi.tech

*	Under the terms of the MSA, Kalibra must complete the integration no later than 65 days from the execution of the MSA. Whilst bound by the MSA, integration and timing of the application and platform launch are subject to Kalibra concluding all technical aspects required. AHI will provide all technical support and advice to assist Kalibra in reaching the target release timing but cannot control unknown delays in the delivery undertakings by its partners.

Advanced Health Intelligence Ltd.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

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